 FIVE STAR BANCORP

3100 Zinfandel Drive

Suite 100

Rancho Cordova, CA 95670

February 9, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Robert Arzonetti

Re:	Five Star Bancorp
Registration Statement on Form S-3
Filed February 2, 2023
File No. 333-269533

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Five Star Bancorp, a California corporation (the “Company”), hereby requests that the effective date of the above-referenced registration statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Time on February 13, 2023, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Michael P. Reed of Covington & Burling LLP at (212) 841-1204 and that such effectiveness also be confirmed in writing.

Very truly yours,

FIVE STAR BANCORP

By:	/s/ James Beckwith
Name:	James Beckwith
Title:	President and Chief Executive Officer

cc:	Michael P. Reed, Covington & Burling LLP